Exhibit 4.jj

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

November 21, 2007

Lyn B. Davies

308-9329 University Crescent

Burnaby, BC

V5A 4Y4

Dear Lyn,

Re:  Employment Offer – Chief Financial Officer

Pursuant to our various discussions, on behalf of Kimber Resources Inc. (herein referred to as “the Company”), I am pleased to offer you the position of Chief Financial Officer of the Company upon the following terms and conditions:

1.

You will report to the CEO and to the Audit Committee of the Board of Directors.

2.

Your effective start date will be November 26, 2007.

3.

Your key duties and responsibilities will be to:

a.

Manage and direct the financial and accounting affairs of the Company and its subsidiaries;

b.

Prepare monthly management reports as required by management;

c.

Prepare quarterly and annual financial statements and Management’s Discussion and Analysis  in accordance with regulatory requirements and applicable GAAP;

d.

Manage the Company’s cash and banking arrangements;

e.

Coordinate the external auditor review and audit process;

f.

Ensure that local tax and accounting filings deadlines are adhered to with complete and accurate documents submitted to the appropriate authorities;

g.

Coordinate the budget setting process and comparison to actual results; and

h.

Carry out such other duties as may be requested by management from time to time.

4.

Your base salary will be $125,000 per year. The base salary will be paid monthly by direct deposit and will be subject to all statutory deductions.

5.

Subject to the approval of the Board of Directors of the Company, the Company will grant you a stock option to purchase 125,000 common shares of the Company at a price equal to the closing price on the TSX on the last trading day immediately preceding the date of the grant, such option to vest 1/3 on the date of the grant, 1/3 nine (9) months following the date of the grant and the final 1/3 18 months following the date of the grant.

6.

You will be entitled to three (3) weeks annual vacation, such vacation time to be taken at a time or times reasonably acceptable to the Chief Executive Officer of the Company.  In addition you will be entitled to statutory holidays as vacation.

7.

You will be entitled to an annual variable cash bonus of up to $22,500 based upon the achievement of specific stated objectives to be mutually agreed upon  (these may include timely meeting of Corporate and regulatory deadlines, establishment of meaningful management reports, achievement financing requirements as well as other matters).  The initial review and payment of part of the bonus, if any, will be made following the completion of the calendar year end on December 31, 2008 and then annually following each calendar year end thereafter.

8.

The Company will enter into a mutually agreed Termination of Employment Agreement pursuant to which the Company will agree to pay you:

a.

12 months base salary in the event of a change of control of Company, there is a material adverse change in your position within 12 months following the change of control and you resign within 90 days following becoming aware of the material adverse change in your position; or

b.

6 months base salary if your employment is unilaterally terminated by Company without cause in the absence of a change of control of the Company having occurred.

9.

The Company does not currently have any benefit plans. In the interim, the Company will pay the cost of health and dental benefits (the “Family Benefits”) for you and your family, up to a maximum of $200/month, until such time as the Company implements a benefit plan for its employees that provides health and dental benefits, at which time the Family Benefits will terminate.

10.

You will treat all information concerning the Company and/or its business affairs not publicly disclosed (“Confidential Information”) that comes into your possession as confidential, and except as herein provided will not disclose the Confidential Information to any third party. All Confidential Information furnished to or obtained by you in the course of your employment is and will remain the confidential property of Kimber and will be returned to Kimber forthwith upon request, along with all copies of, summaries of, and excerpts from such information.  You need not keep confidential hereunder, (i) any information that you can demonstrate was rightfully in your possession prior to the disclosure by the Company, (ii) any information that is or hereafter becomes properly and legally generally available to the public, or (iii) any information provided to you by a third party under no obligation of confidentiality to the Company.  You will not use the Confidential Information in any way detrimental to the Company and will not directly or indirectly use the Confidential Information for any purpose other than the performance of your duties hereunder.

11.

As you may expect, the Company has a series of Corporate Policies, including a Code of Conduct and an Insider Trading Policy and there are others which may be implemented from time to time. Along with all employees, you will be required to abide by all Corporate Policies in effect from time to time; failure to do so may result in your immediate dismissal for cause.

12.

As is normal your appointment as an officer of the Company is subject to the approval of the Board of Directors of the Company following your acceptance of the offer.

If the above terms are acceptable to you please sign and return the enclosed copy of this letter.

I look forward to having the opportunity to work with you.

Yours truly,

Kimber Resources Inc.

“Gordon Cummings”

per:_____________________

Gordon Cummings, Chief Executive Officer

Accepted and agreed this 23rd day of November, 2007

“L. B. Davies”

_______________________

Lyn B. Davies